Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED MAY 11, 2016

TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016, as supplemented by Supplement No. 1, dated May 2, 2016 and Supplement No. 2, dated May 6, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose updates to the plan of distribution.

General

The following paragraph supplements the section of the Prospectus entitled “Plan of Distribution—General.”

Participating broker-dealers may require customer subscriptions to be submitted on certain closing dates and may impose their own restrictions on who may participate in this offering through minimum purchase amounts, minimum investable funds or other requirements. Prospective investors should discuss their potential eligibility with their participating broker-dealer.

Primary Dealer Fee

The following supplements the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

On May 11, 2016, we notified the Dealer Manager that we would pay a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary portion of the offering from May 11, 2016 through June 30, 2016 (the “Managed Offering Term”), but only with respect to sales made by participating broker-dealers that we specifically approved as being eligible (“Primary Dealers”). We have approved three participating broker-dealers as being eligible to participate, generally through selected dealer agreements entered into between the Primary Dealers and the Dealer Manager. In addition, we, the Dealer Manager and the Advisor entered into a new selected dealer agreement (the “Managed Offering Selected Dealer Agreement”) with one of the three approved Primary Dealers, Raymond James & Associates, Inc. (“Raymond James”), pursuant to which Raymond James will use its best efforts to sell Class I shares in transactions entitling it to primary dealer fees during the Managed Offering Term. Pursuant to this agreement, Raymond James may sell Class I shares in the primary portion of the offering up to $50 million in total gross proceeds, provided that we may unilaterally elect to increase the limit up to $100 million. During the Managed Offering Term, we may allow other participating broker-dealers to join as Primary Dealers eligible to receive primary dealer fees.